                                                     FILED BY FREEMARKETS, INC.


                         PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933
                               AND DEEMED FILED PURSUANT TO RULE 14A-12 OF THE
                                               SECURITIES EXCHANGE ACT OF 1934

                                                 SUBJECT COMPANY:  ADEXA, INC.
                                                 COMMISSION FILE NO. 000-27913

[FREEMARKETS LOGO]

FOR IMMEDIATE RELEASE

CONTACT: Karen Kovatch                               Dave Smith
         FreeMarkets, Inc.                           Adexa, Inc.
         (412) 297-8767                              (310) 642-2192
         kkovatch@freemarkets.com                    dsmith@adexa.com

                       FREEMARKETS TO ACQUIRE ADEXA, INC.
      Combination of leaders in B2B sourcing and collaborative commerce to create the first comprehensive e-commerce solution for direct materials

PITTSBURGH, PA - FEBRUARY 8, 2001 - FreeMarkets, Inc. (NASDAQ: FMKT), the leading B2B Global Marketplace and eSourcing technology provider, today announced that it has signed a definitive agreement to acquire privately held Adexa, Inc., a leading provider of collaborative commerce solutions. The acquisition of Adexa will extend FreeMarkets' eSourcing leadership into supply chain collaboration and optimization. For the first time, global enterprises will be able to manage their direct materials from end to end, using the combined company's next generation solutions to source and operate their supply chains.

Under the terms of the agreement, FreeMarkets will issue a total of 17.25 million shares and options in exchange for all of the outstanding shares and options of Adexa. This represents an aggregate purchase price of approximately $340 million, based on FreeMarkets' closing price on February 7, 2001. The acquisition of Adexa, a company with over $50 million in revenues in 2000, should be accretive to FreeMarkets' revenues and gross margins in 2001, and accretive to revenues, gross margins, and operating earnings per share (excluding stock-based expenses and goodwill) in 2002.

The transaction, which is structured as a stock-for-stock merger and a purchase for accounting purposes, has been unanimously approved by both companies' boards of directors, and is subject to approval by the stockholders of both companies and to customary closing conditions. Holders of approximately 70 percent of Adexa's shares have signed agreements to vote in favor of the transaction. At closing, which is expected to occur during the second quarter of 2001, Adexa will become a wholly-owned subsidiary of FreeMarkets.

"We believe that the combination of FreeMarkets and Adexa will provide the first end-to-end e-commerce solution for direct materials," said FreeMarkets' Chairman and CEO Glen Meakem. "The combined company will offer customers the ability to identify, select and collaborate with trading partners in their own private marketplaces, with exchanges, or through the FreeMarkets B2B Global Marketplace. We looked for world-class collaboration technologies to add to our leading eSourcing solutions. We found that Adexa's iCollaboration suite was unmatched in its ability to enhance overall supply chain performance. This combination will create benefits for our current and future customers."

"The acquisition of Adexa is a compelling strategic move by FreeMarkets and underscores the company's commitment to enhancing the competitiveness of major global enterprises," said Raymond J. Lane, the former President and COO of Oracle Corporation, who joined FreeMarkets' Board of Directors today. "I am very pleased to be joining FreeMarkets at such an exciting time, and look forward to lending my experience and expertise in the software industry to help FreeMarkets further extend its innovation and leadership in B2B."

"We are very excited to join the FreeMarkets team," said Adexa Founder, President and CEO Cyrus Hadavi, who will become Vice-Chairman of FreeMarkets upon consummation of the transaction. "By joining FreeMarkets, we can provide an industry-leading set of solutions and unique domain knowledge of direct materials in key economic sectors ranging from high technology to automotive."

By acquiring Adexa, FreeMarkets will increase both the breadth and depth of its customer base. Together, FreeMarkets and Adexa will serve more than 160 of the world's leading corporations.

FreeMarkets' solutions enable global management of direct materials, which represent more than 60 percent of all materials purchased by manufacturers. According to a recent report by Forrester Research, purchasing executives plan to buy almost 50 percent of their direct materials online by 2002. And the same percentage of manufacturers expect to use an online marketplace solution to optimize production schedules with suppliers. Additionally, AMR Research forecasts that the market for traditional supply chain planning management software will reach $9.5 billion by 2002, and Information Week expects the market for collaborative commerce applications to exceed $6 billion in the same period.

A conference call to discuss the acquisition will be held today, Thursday, February 8, 2001 at 11 a.m. Eastern Time. The call will be hosted by Glen Meakem, Cyrus Hadavi, David Becker, FreeMarkets' President and COO, and Joan Hooper, FreeMarkets' Senior Vice President and CFO. The call may be accessed by dialing 1-712-271-3642. The passcode for the call is: 3337219.

ABOUT FREEMARKETS

FreeMarkets is the leading B2B Global Marketplace and eSourcing technology provider. FreeMarkets combines its industry-leading technology platform with unparalleled sourcing information, commodity-specific domain knowledge, world-class services and purchasing scale to deliver fast, measurable savings to customers. FreeMarkets has created over 9,200 online markets for more than $14 billion worth of goods and services and created estimated savings of over $2.7 billion for its customers. The FreeMarkets B2B Global Marketplace enables buying organizations to source products from more than 165 supply verticals. More than 9,300 suppliers from over 55 countries have participated in the FreeMarkets B2B Global Marketplace. The Company also operates FreeMarkets Asset Exchange, the leading B2B Global Marketplace for surplus assets and inventory. FreeMarkets can be found on the Web at www.freemarkets.com. FreeMarkets is a registered trademark of FreeMarkets, Inc.

ABOUT ADEXA

Adexa is a leading provider of collaborative commerce solutions critical to e-business. Adexa's iCollaboration suite helps enterprises and trading exchange participants make faster, more informed business decisions by automating, synchronizing and optimizing complex, interdependent supply chain operations. Built with next-generation technology, Adexa's iCollaboration suite is an open, scalable and adaptable solution that helps increase customer responsiveness, coordination with trading partners and enhance overall supply chain efficiency. Headquartered in Los Angeles, Adexa has licensed its iCollaboration suite to leading companies and trading exchanges around the world, including Advanced Micro Devices, Inc., Conexant Systems, Inc., Lucent Technologies, Inc., Framatome Connectors International, Fujitsu Quantum Devices, Ltd., Matsushita Electronics Corporation, Philips Semiconductors B.V., Sanyo Electric Co. Ltd., and Sumitomo Metal Industries, Ltd. Sitix Division. To learn more about Adexa and its solutions, please visit www.adexa.com.

FORWARD-LOOKING STATEMENTS

Statements in this press release that are not historical facts, including those statements that refer to FreeMarkets' plans, prospects, expectations, financial projections, strategies, intentions, and beliefs, are forward-looking statements. These forward-looking statements are based on information available to FreeMarkets today, and FreeMarkets assumes no obligation to update these statements as circumstances change. There are risks and uncertainties that could cause actual results to differ materially from the forward-looking statements, including, without limitation, risks that could cause the closing of the transaction to be delayed or not to occur, the integration of Adexa's business following the closing, the ability to cross-sell solutions to FreeMarkets' and Adexa's respective customers, market acceptance of FreeMarkets' B2B Global Marketplace and collaborative commerce solutions, and the competitive nature of the market for e-commerce products and services, and other risk factors that are described in more detail in FreeMarkets' filings with the Securities and Exchange Commission.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

FreeMarkets plans to file a Registration Statement on SEC Form S-4 in connection with the transaction, and FreeMarkets expects to mail a Proxy Statement/Prospectus to stockholders of FreeMarkets and Adexa containing information about the transaction. Investors and security holders are urged to read the Registration and Proxy Statement/Prospectus carefully when they are available. The Registration Statement and the Proxy Statement/Prospectus will contain important information about FreeMarkets, Adexa, the transaction and related matters. Investors and security holders will be able to obtain free copies of these documents through the website maintained by the U.S. Securities and Exchange Commission at www.sec.gov. Free copies of the Proxy Statement/Prospectus and these other documents may also be obtained from FreeMarkets by directing a request through the Corporate Info/Investor Relations portion of FreeMarkets' website at www.freemarkets.com or by mail to FreeMarkets, Inc., Investor Relations, FreeMarkets Center, 210 Sixth Avenue, Pittsburgh, PA 15222, telephone 412-297-8950.

In addition to the Registration Statement and the Proxy Statement/Prospectus, FreeMarkets files annual, quarterly and special reports, proxy statements and other information with the Securities Exchange Commission. You may read and copy any reports, statements or other information filed by FreeMarkets at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549 or at any of the SEC's other Public Reference Rooms in New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the Public Reference Rooms. FreeMarkets' filings with the SEC are also available to the public from commercial documents-retrieval services and at the website maintained by the SEC at www.sec.gov.

FreeMarkets and Adexa and their respective directors, executive officers and certain other members of management and employees may be soliciting proxies from FreeMarkets stockholders in favor of the issuance of FreeMarkets stock in the transaction and from Adexa shareholders in favor of the adoption of the definitive agreement. A description of any interests that such directors and executive officers have in the transaction will be available in the Proxy Statement/Prospectus.

                                      # # #